News Release 20-05

February 13, 2020

SSR MINING ANNOUNCES REDEMPTION OF
2.875% CONVERTIBLE SENIOR NOTES DUE 2033

VANCOUVER, B.C. – SSR Mining Inc. (NASDAQ: SSRM) (TSX: SSRM) (“SSR Mining”) today announced that it intends to redeem for cash all of its outstanding 2.875% Senior Convertible Notes due 2033 (the “2013 Notes”) on March 30, 2020 (the “Redemption Date”) totaling an aggregate principal amount of $114,947,000, in each case, at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the Redemption Date (the “Redemption Price"). Following the redemption of the 2013 Notes, no 2013 Notes will remain outstanding.

In order to receive the Redemption Price, the Notes must be presented to The Bank of New York Mellon, as paying agent, at the address set forth in the notice of redemption delivered to holders for the 2013 Notes (the “Notice”). The Notice is being sent to all registered holders today. Interest on the 2013 Notes will cease to accrue on and after the Redemption Date, and the only remaining right of holders of the 2013 Notes is to receive payment of the Redemption Price.

This press release is for informational purposes only and shall not constitute a notice of redemption of the 2013 Notes or an offer to purchase, or a solicitation of an offer to sell, any 2013 Notes or other securities.

About SSR Mining

SSR Mining Inc. is a Canadian-based precious metals producer with three operations, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and Puna Operations in Jujuy, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: SSR Mining Inc.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

For further information contact:
W. John DeCooman, Jr.
Senior Vice President, Business Development and Strategy
SSR Mining Inc.
Vancouver, BC
Toll free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@ssrmining.com

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things, statements regarding the redemption of the 2013 Notes. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: general market conditions, including market factors affecting the price of bonds and equity securities; the amount of cash generated from the business; prevailing interest rates; and those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set out above, you should not place undue reliance on forward-looking statements.

SSR Mining Inc.	PAGE 2